UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

LOGILITY, INC.

(Name of Subject Company)

LOGILITY, INC.

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, GA 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With a copy to:

Lizanne Thomas

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309

(404) 581-8411

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

- i -

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 22, 2009 (as amended and supplemented, the “Statement”) with the Securities and Exchange Commission (the “Commission”) by Logility, Inc., a Georgia corporation (“Logility” or the “Company”), relating to the tender offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”), to purchase all of the outstanding shares of the Company’s common stock, without par value (“Common Stock”), not currently owned by American Software at a price of $7.02 per share, net to the seller in cash (the “Offer Price”), without interest. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Tender Offer Statement and Rule 13e-3 Transaction Statement initially filed under cover of Schedule TO (the “Schedule TO”) on May 22, 2009 with the Commission. Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby revised and supplemented as follows:

The following is added as a new section after the last paragraph under the heading “Relationship with American Software – Interlocking Directors and Executive Officers”:

Conflicts of Interest between the Company’s Executive Officers and Directors and American Software

Other than as set forth in “Relationship with American Software – Interlocking Directors and Executive Officers” above, the Company is not aware of any material conflicts of interest between any of the Company’s executive officers and directors, including members of the Special Committee, and American Software.

ITEM 4.	The Solicitation or Recommendation

Item 4 is hereby revised and supplemented as follows:

The following replaces the entire section currently titled “Position of the Special Committee”:

Recommendation

The Company, based upon the unanimous recommendation of the Special Committee, has determined that the Offer is advisable and fair to and in the best interests of the Company’s shareholders, other than American Software and its affiliates. Accordingly, the Company recommends that the Company’s shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

The Special Committee has unanimously determined that the Offer is fair to the shareholders of the Company, other than American Software and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

The following sentence is added at the end of the third paragraph under the heading “Background of the Transaction – History of the Tender Offer”:

At this meeting, the Special Committee also discussed whether alternatives were available to Logility given American Software’s ownership of approximately 88% of the outstanding shares of Common Stock, thereby making the market for shares of Common Stock less liquid relative to most other NASDAQ listed companies, and American Software’s expressed intention that it is not interested in selling any of the shares of Common Stock beneficially owned by it, thereby limiting Logility’s strategic alternatives. The Special Committee also acknowledged the costs associated with maintaining the Company’s existing ownership structure in order to continue as a publicly traded company.

The following paragraph replaces the paragraph describing the events of April 30, 2009, under the heading “Background of the Transaction – History of the Tender Offer”:

On April 30, 2009, VRA met with Mr. Miller and Dennis Hogue of the ASI Committee. VRA communicated to Messrs. Miller and Hogue that the Special Committee would not recommend the $5.10 per share offer price and that

VRA’s analysis supported values significantly above $5.10 per share, without specifying a price. VRA reviewed the valuation multiples of Logility’s historical and projected financial performance implied by the $5.10 per share offer price. VRA and Messrs. Miller and Hogue discussed the differing valuation multiples of historical and projected financial performance of Logility and American Software, as well as the current valuation multiples for reference publicly traded software companies and the valuation multiples on merger and acquisition transactions in the application software industry. Messrs. Miller and Hogue and VRA discounted the precedent merger and acquisition transaction analysis because the transactions used for this analysis included change of control premiums, and the Offer did not constitute a change of control transaction. VRA also discussed the cash flow generating capacity of Logility and its expected cash balance as of April 30, 2009. In addition, Messrs. Miller and Hogue noted the prices at which Logility had purchased its Common Stock at various times in 2009. Finally, VRA recommended that American Software increase its per share offer price, again without specifying a price.

The following paragraph replaces the paragraph describing the events of May 7, 2009, under the heading “Background of the Transaction—History of the Tender Offer”:

On May, 7, 2009, VRA spoke telephonically with Mr. Miller and reiterated that the Special Committee believed the $6.35 per share revised offer price was too low and that the Special Committee would not be in a position to recommend the $6.35 per share revised offer price to Logility shareholders. VRA again presented the current valuation multiples for reference publicly traded software companies. Mr. Miller again focused on historical purchases by Logility of its Common Stock, including the fact that Logility’s most recent purchases in September 2008 were at a weighted average price of $6.69 per share.

The following replaces the last sentence of the paragraph describing the events of May 8, 2009 under the heading “Background of the Transaction – History of the Tender Offer”:

In a second telephone call later that day, Mr. Miller suggested to VRA that, after having reviewed with the members of the ASI Committee the analyses presented by VRA on April 30 and May 7, the appropriate price for the tender offer might be $7.02 per share, without formally making an offer at that level.

The following replaces the entire first factor under the heading “Reasons for the Position – Supportive Factors”:

Financial and Business Information. The Special Committee took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, the costs associated with maintaining the Company’s existing ownership structure in order to continue as a publicly traded company, and the conditions of the general economy and of the industries in which the Company operates. The Special Committee considered the level of deterioration and volatility in international and national economic conditions and the adverse impact of such factors on the Company’s current financial condition and operating performance, as well as on market valuation of the Company and other companies in its industry.

The following replaces the entire section titled “Projections Prepared by Management”:

Projections Prepared by Management

In connection with its analysis of the Offer, on April 3, 2009, management of the Company provided to VRA quarterly projections and forecasts for fiscal 2009 and fiscal 2010. On May 13, 2009, management of the Company provided to VRA a revised forecast for the quarter ending April 30, 2009. Management of the Company did not revise its forecast for fiscal 2010. VRA utilized the quarterly estimates for the quarters ending April 30, 2009, July 31, 2009, October 31, 2009, and January 31, 2010 to approximate Logility’s projected financial results for calendar 2009. These forecasts and projections are summarized below (amounts in thousands):

	Fiscal Year Ending April 30,
	2009	2010
	(estimated)	(estimated)
Revenues:
License	$12,864	$12,430
Services and other	5,818	5,500
Maintenance	22,987	23,186
Total revenues	$41,669	$41,117

Cost of revenues:
Total cost of revenues	$12,899	$12,726

Gross margin	$28,770	$28,390

Adjusted EBITDA	$9,939	$8,830
Adjusted EBIT	$9,409	$8,049
Adjusted net earnings	$6,301	$5,810

On May 15, 2009, management provided an update to the fourth quarter results for fiscal 2009, to account primarily for a customer who declared bankruptcy the prior day, which required management to increase the bad debt reserve and reduce services revenue. The total revenue variance to the forecast for the fourth quarter was approximately $28,000, or 0.3%, and the total operating income variance was $86,000, or 3.0%.

The material assumptions underlying the Company’s forecasts and projections are as follows:

•

Continued expectation of economic uncertainties in the global market for the forecasted periods. In particular, the financial crisis that emerged in recent years has negatively impacted customers’ normal sources of financing and has greatly increased the level of uncertainty about future economic conditions.

•

Expected license fees are projected based on the Company’s sales pipeline by prospect for future software sales, including sales of the Company’s Voyager and DMI product lines. Quarterly financial performance can vary significantly due to the timing of closing large license fee transactions.

•

The Company models services and other revenues based on expected license fees. Services and other revenues tend to lag changes in license revenues by one to three quarters as new licenses in one quarter often involve implementation and consulting services in subsequent quarters.

•	The Company models maintenance revenue based on historical renewal rates, rate increases, and new software license sales, offset by attrition in the maintenance customer base.

•	The Company forecasts cost of license revenues based on the mix of license sales through the Company’s direct and indirect sales channels.

•	The Company forecasts cost of services and other revenue, consisting primarily of services staffing, based on expected services and other revenues.

•	The Company forecasts cost of maintenance revenue based on historical maintenance costs.

•	The Company forecasts expenses based on the Company’s estimates of the resources in research and development, sales and marketing, and support functions required to execute the Company’s plans.

•	The Company forecasts capital expenditures for software and services based on industry analysts’ forecasts.

The material limitations on the Company’s forecasts and projections are as follows:

•

The Company has limited visibility on future software license fee sales because the Company derives a significant portion of its revenues in any quarter from a limited number of large, non-recurring license sales that have lengthy sales cycles, which makes it difficult to predict quarterly revenue levels and operating results.

•

If the Company’s customers elect not to renew maintenance contracts after the initial maintenance period, and the loss of such customers is not offset by new maintenance customers, the Company’s maintenance revenues and total revenues would be adversely affected.

•

Disruptions in the financial and credit markets, the economic downturn, and other external influences in the U.S. and global markets may reduce demand for the Company’s software and related services, which may negatively affect the Company’s revenues and operating results.

The financial objectives, forecasts, projections and certain other financial information disclosed or referred to by the Company in this Statement (or any amendment hereto) or disclosed in the Schedule TO (or any amendment thereto) (other than any financial results that have been disclosed in a report required to be filed with the Commission pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange

Act”)) were prepared by the Company for its internal use and not with a view to publication. None of such information was prepared with a view to compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company’s filings with the Commission under the Exchange Act, and elsewhere in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of such information in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be necessarily predictive of actual future events, and such data should not be relied upon as such. None of the Company or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the company compared to the information contained in the information set forth above, and none of them intends to provide any update or revision thereof.

The following is added as the last paragraph after the chart under the heading “Opinion and Presentation of Financial Advisor to the Special Committee – Summary Valuation Analysis”:

In arriving at its opinion, VRA placed little significance on the implied valuations resulting from the Precedent M&A Transactions Resulting in a Change of Control and the Precedent M&A Transactions Deals under $100 million Resulting in a Change of Control as these two analyses consisted of transactions whereby majority ownership was purchased by the acquiring party and included a change of control premium. VRA noted that the Offer did not constitute a change of control transaction.

The following is added after the last sentence in the paragraph under the heading “Opinion and Presentation of Financial Advisor to the Special Committee – Information Regarding VRA”:

VRA has consented to the use of its opinion in connection with this Statement.

The following is added after the section entitled “Opinion and Presentation of Financial Advisor to the Special Committee—Information Regarding VRA:

VRA Presentations

A copy of VRA’s written presentation to the Special Committee on May 14, 2009 has been filed as an exhibit to the Schedule 13E-3 filed with the Commission by Logility and American Software in connection with the Offer and is incorporated into this Item by reference. This presentation, alone or together with any other presentation, does not constitute an opinion of VRA with respect to the consideration to be paid in the Offer.

In addition to the presentation made to the Special Committee described above, VRA also made written and oral presentations to the Special Committee on April 20, 2009, April 21, 2009, May 6, 2009 and May 12, 2009. Copies of these other written presentations by VRA to the Special Committee have been attached as exhibits to this Statement and incorporated into this Item by reference.

None of these other written and oral presentations by VRA, alone or together, constitute an opinion of VRA with respect to the consideration to be paid in the Offer. Financial analyses contained in these other written and oral presentations are substantially similar in form to the financial analyses provided in VRA’s written presentation to the Special Committee on May 14, 2009, as described above. Generally, presentations containing financial analyses were updated to account for market changes including, but not limited to, changes in capital market prices and multiples and new information from publicly-filed documents.

The April 20, 2009 meeting materials, dated April 16, 2009, contained various financial analyses including historical stock trading prices, market analysis of selected publicly traded reference companies, analysis of precedent merger and acquisition transactions, discounted cash flow analyses, and premiums paid analyses and analyses of the Company’s revenue, EBITDA and earnings per share compared to the $5.10 per share offer price. The April 20, 2009 materials were based on estimates for fiscal 2009 and fiscal 2010 provided by Logility management on April 3, 2009 as described previously. The key financial analysis assumptions for these materials, where applicable, include discount rates of 15% to 25% and an EBITDA multiple range of 4.0x to 6.0x. Cash flows and other amounts that were presented on a discounted basis were discounted to May 1, 2009.

The April 21, 2009 meeting materials contained updated financial analyses, including historical stock trading prices and market analysis of selected publicly traded reference companies. The April 21, 2009 materials included an analysis of equity market capitalization for selected publicly traded companies as a multiple of LTM net income excluding interest income and interest expense. The April 21, 2009 materials were based on the estimates for fiscal 2009 and fiscal 2010 provided by management of the Company on April 3, 2009 as described previously.

The May 6, 2009 materials contained the same updated financial analyses as were provided in the April 20, 2009 materials and the April 21, 2009 materials and also included an analysis of implied valuation multiples for Logility at the revised $6.35 per share offer price. Specifically, the May 6, 2009 materials contained historical stock trading prices, market analysis of selected publicly traded reference companies, analysis of precedent merger and acquisition transactions, discounted cash flow analyses, and premiums paid analyses. Similar to the April 20, 2009 materials and the April 21, 2009 materials, the May 6, 2009 materials were based on the estimates for fiscal 2009 and fiscal 2010 provided by the Company’s management on April 3, 2009 as described previously. The key financial analysis assumptions for these materials, where applicable, include discount rates of 15% to 25% and an EBITDA multiple range of 4.0x to 6.0x. Cash flows and other amounts that were presented on a discounted basis were discounted to May 1, 2009.

The May 12, 2009 materials contained updated financial analyses including an analysis of the implied valuation multiples for Logility at the revised $7.02 per share offer price. Specifically, the May 12, 2009 materials contained historical stock trading prices, market analysis of selected publicly traded reference companies, analysis of precedent merger and acquisition transactions, discounted cash flow analyses, and premiums paid analyses. Similar to the April 20, 2009, April 21, 2009, and May 6, 2009 materials, the May 12, 2009 materials were based on the estimates for fiscal 2009 and fiscal 2010 provided by the Company’s management on April 3, 2009 as described previously. The key financial analysis assumptions for these materials, where applicable, include discount rates of 15% to 25% and an EBITDA multiple range of 4.0x to 6.0x. Cash flows and other amounts that were presented on a discounted basis were discounted to May 1, 2009.

Changes in the Market Occurring Between March 18, 2009 and the May 14, 2009 Materials

As described above, each presentation included updated stock market information. The following changes in the market were considered by VRA in the preparation of materials between March 18, 2009 and May 14, 2009.

The May 14, 2009 materials contain data showing that, for the period from March 18, 2009 to May 12, 2009, the Russell 2000 Index and NASDAQ Index had increased 18.6% and 15.1%, respectively. During that same period, the group of selected publicly traded reference companies had increased 14.8%. During the period from April 15, 2009 to May 12, 2009, the mean LTM EBITDA multiple for selected publicly traded reference companies excluding SAP and Oracle increased from 4.5x to 5.4x.

The chart below is a summary of certain results of financial analyses on a per share basis presented by VRA to the Special Committee on five occasions over a one month period. In comparing and evaluating such results, care should be taken to review different inputs and assumptions made in each case, which are detailed in VRA’s presentations, each of which is filed as an exhibit to this Statement. The information contained in this chart, alone or together with any of the presentations, does not constitute an opinion of VRA with respect to the consideration to be paid in the Offer.

Valuation Methodology	April 20, 2009 (Low to High)	April 21, 2009 (Low to High)	May 6, 2009 (Low to High)	May 12, 2009 (Low to High)	May 14, 2009 (Low to High)
Reference Public Companies	$5.05-$11.44	$5.03-$11.29	$6.14-$11.77	$6.21-$11.85	$6.26-$11.66

Reference Public Companies Excluding SAP AG and Oracle Corp.	$4.72-$11.44	$4.69-$11.29	$5.89-$11.77	$5.93-$11.85	$5.97-$11.66

Equity Value as a Multiple of LTM Net Income Excluding Interest Income and Interest Expense	NA	$7.67(1)	$6.62-$10.86	$6.64-$10.59	$7.00-$11.20

Precedent M&A Transactions Resulting in a Change of Control	$8.51-$17.76	NA	$8.47-$17.68	$8.46-$17.65	$8.55-$18.18

Precedent M&A Transactions Resulting in a Change of Control – Deals under $100 million Resulting in a Change of Control	$7.34-$19.24	NA	$7.30-$19.16	$7.29-$19.12	$7.40-$20.31

Discounted Cash Flow Analysis	$6.23-$8.11	NA	$6.20- $8.07	$6.19- $8.06	$6.37- $8.24

Premiums Paid Analysis – Majority Shareholder Purchasing Remaining Shares	$5.73-$6.13	NA	$5.78- $6.18	$5.78- $6.18	$5.78- $6.18

Premiums Paid Analysis – Application Software Sector	$5.98-$6.25	NA	$5.98- $6.25	$5.98- $6.25	$5.98- $6.25

(1)	Represents the mean implied valuation.

Certain of the figures provided in the above chart are not directly comparable from period to period for each type of financial analysis due to changes in inputs, assumptions and calculations. For details of such inputs, assumptions and calculations, see the actual Special Committee presentation materials for the respective dates, each of which has been filed as an exhibit to this Statement. All data contained or referenced in this table is qualified in its entirety by the actual Special Committee presentations for each date referred to above, all of which have been filed as exhibits to this Statement.

As described above in more detail, these other written and oral presentations made by VRA contained, among other things, the following types of financial analyses:

•	Market performance

•	Analysis of various prices

•	Market analysis of publicly traded reference companies

•	Analysis of precedent M&A transactions

•	Discounted cash flow analyses

•	Premiums paid analysis in transactions in which the majority shareholder purchased the remaining outstanding shares

•	Premiums paid analysis in transactions in the application software sector

Not all of the other written and oral presentations contained all of the financial analyses listed above. The financial analyses in these other written and oral presentations were based on market, economic and other conditions as they existed as of the dates of the respective presentations, as well as other information that were available at those times. Accordingly, the results of the financial analyses differed due to changes in those conditions. Among other things, multiples attributable to selected companies changed as those companies’ stock prices changed and implied transaction multiples changed as the Company’s projected financial results changed. Finally, VRA continued to refine various aspects of its financial analyses with respect to the Company over time.

Other than as noted above, the Special Committee did not receive any other report, opinion or appraisal from outside parties that is materially related to the Offer.

ITEM 9.	Exhibits

Item 9 is hereby revised and supplemented by adding the exhibits listed in the accompanying Index to Exhibits.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOGILITY, INC.

By:	/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Dated: June 18, 2009

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(4)	Investment Banking Presentation Prepared for the Special Committee by VRA, dated April 16, 2009*

(a)(5)	Investment Banking Presentation Prepared for the Special Committee by VRA, dated April 21, 2009*

(a)(6)	Discussion Materials Prepared for the Special Committee by VRA, dated May 6, 2009*

(a)(7)	Discussion Materials Prepared for the Special Committee by VRA, dated May 12, 2009*

(a)(8)	Investment Banking Presentation Prepared for the Special Committee by VRA, dated May 14, 2009, included as Exhibit (c)(2) to Logility’s Rule 13e-3 Transaction Statement No. 5-53013 filed with the Commission on May 22, 2009 under cover of Schedule TO and incorporated herein by reference

*	Filed herewith.